Exhibit 99.1

HEXO CORP. ANNOUNCES RECEIPT OF FINAL ORDER FOR

ARRANGEMENT WITH TILRAY BRANDS, INC.

GATINEAU, Québec, June 19, 2023 – HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has granted the final order (the “Final Order”) in connection with the previously announced statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), pursuant to which Tilray Brands, Inc. (“Tilray”) will acquire all of the issued and outstanding common shares (the “Common Shares”) and non-voting Series 1 Preferred Shares of the Company. Holders of Common Shares of the Company (the “Common Shareholders”) will receive 0.4352 of a share of Tilray common stock (the “Tilray Shares”) for each whole Common Share held, while holders of the recently issued non-voting Series 1 Preferred Shares will receive a fraction or a number of Tilray Shares based on the Preferred Share Exchange Ratio set out in the Company’s press release issued on June 1, 2023. As previously announced, the Arrangement was approved by the Common Shareholders at a special meeting of the Common Shareholders held on June 14, 2023.

The Arrangement is expected to be completed in the coming days, subject to the delivery by the parties of customary closing deliverables.

Further information regarding the Arrangement is provided in the management information circular dated May 10, 2023, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ: HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Tilray to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Forward-Looking Statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Common Shares; Common Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Common Shares prior to the closing of the Arrangement; the Company will incur costs even if the Arrangement is not completed and may have to pay a company termination fee or a reimbursement fee to Tilray; while the Arrangement is pending, the Company is restricted from taking many actions; there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; the Company will not continue as a public company and potential opportunity for growth will be eliminated; the Arrangement may divert the attention of the Company’s management; the Company’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; Common Shareholders interest in the Company’s business will be diluted; the business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement; and general business, economic, competitive, political, regulatory and social uncertainties, including uncertainty related to the cannabis markets.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

Contacts

For media or investor inquiries:

invest@hexo.com